                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 -------------

                                    FORM 10

                  General Form For Registration of Securities

                      Pursuant to Section 12(b) or (g) of

                      The Securities Exchange Act of 1934



                             ECOMMERCIAL.COM, INC.
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                (Name of small business issuer in its charter)


                 Nevada                            77-0511097
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       (State or jurisdiction of                (I.R.S. Employer
      incorporation or organization)           Identification No.)


   95 Enterprise, Suite 360, Aliso Viejo, California 92656 - (949) 916-8705
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         (Address and telephone number of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class               Name of each exchange on which
       To be so registered               each class is to be registered

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Securities to be registered pursuant to Section 12(g) of the Act:


                                 Common Stock
--------------------------------------------------------------------------------
                               (Title of class)


--------------------------------------------------------------------------------
                               (Title of class)

ITEM 1: BUSINESS

Overview

   We are a global provider of interactive marketing automation systems and services. Interactive marketing automation is a new category of marketing that utilizes the Internet to enable businesses to increase revenues by improving customer relationship management.

   We produce, distribute and track Internet direct marketing brochures and campaigns based on our proprietary "eCommercial(TM)" authoring software and patent-pending network configuration. eCommercials are highly compressed multimedia files that combine audio, video, graphics, chat, animations and hypertext links with integrated reporting that are sent as email attachments. We have filed 14 patent applications to protect various proprietary methods and technologies used to deliver, transact and track eCommercials. Our services include sending eCommercial messages via our network; activity tracking and reporting systems; creative design and production services; campaign consultation; sponsorship and promotions management; and network services for the download of eCommercials from e-commerce websites.

   Our Internet marketing solutions are primarily in two categories, both utilizing the proprietary eCommercial technologies:

  . Virtual Prospecting(TM): Salespeople use our "virtualprospector.com" website to select and send electronic brochures to prospective customers.

  . Internet Relationship Management: Clients build "clubs" or "networks" of interested customers who receive eCommercials on a regular basis.

   Internet marketing has traditionally been passive in nature, requiring the Internet user to type in a web address before reaching the desired information offered by a web page. eCommercial.com focuses on Internet direct marketing as opposed to marketing via direct mail, print media, radio or television. Our revenue comes from product and/or service promotions to individuals or affinity groups, primarily the email lists of our customers or members.

   Rapid technological innovation has created a richer Internet environment capable of delivering rich interactive multimedia content. An eCommercial is an independent executable file (.exe) that consists of a graphic background, compressed video and audio files, and interactive web links. Customers can choose between different video and audio compression levels and graphic data types to be put into the eCommercial, depending on their marketing objective. A typical file for an eCommercial ranges in size from 200 to 500 kilobytes.

   eCommercials are delivered as email attachments through our specialized network of high-bandwidth servers. An eCommercial requires no specialized software (including a web browser) for receipt or play. eCommercials are self-contained files that enable email recipients to simply "click" on the attachment icon to begin viewing, or to save the file for later viewing.

   Due to the visual and audio content, eCommercial introductions are more personalized and compelling than traditional static text-oriented email messages. The proactive nature of email also enables e-commerce companies to "reach out" and deliver messages promoting their products or services directly to a targeted audience, while enabling the individual recipients to interact directly with the eCommercial.

   We use our own proprietary eCommercial authoring software and complementary third party technologies to produce Internet-based direct response advertising campaigns. These campaigns are modeled on proven and accepted marketing principles. Any business that is currently implementing traditional (non-Internet) direct response advertising campaigns or is attempting to market on the Internet is a prospective customer of ours.

Industry Background

   The Internet. The Internet has grown explosively in recent years, and is rapidly changing the face of business. Some key Internet statistics include:

  . Access: The number of Americans going online jumped from 45 million to 63 million in the last year alone, according to a recent study by America Online and Roper Starch Worldwide.

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  . Use: Email is the most widely used Internet application, with the number of emailboxes expected to increase from 240 million worldwide in 1998 to 590 million in 2003, according to International Data Corporation.

  . Commerce: The amount of merchandise sold over the Internet is expected to increase from $43 billion in 1998 to $1.3 trillion in 2003, according to Forrester Research.

  . Advertising: Internet advertising is expected to grow from $1 billion in 1998 to $33 billion in 2003, according to Forrester Research.

   This growth has been spurred by developments such as easy-to-use Web browsers, the availability of inexpensive multimedia PCs and Internet access, the adoption of more robust network architectures, and the emergence of compelling Web-based content and commerce applications. The proliferation of email accounts has enabled businesses to use email as the primary means to proactively communicate with their customers online. For example, email is often used to confirm electronic transactions and to notify customers of important new developments or product offerings.

   Much of the Internet's rapid evolution towards becoming a mass medium can be attributed to the accelerated pace of technological innovation, which has expanded the Web's capabilities and improved users' experiences. Most notably, the Internet has evolved from a mass of static, text-oriented Web pages and email services to a much richer environment, capable of delivering graphical, interactive and multimedia content.

   Direct Marketing. Direct marketing, always a significant portion of overall advertising spending, is becoming a significant force on the Internet. Some key statistics:

  . Overall: Businesses and other organizations spent approximately $285 billion on general advertising in 1998, of which 56% or $160 billion was spent on direct marketing, according to the Direct Marketing Association.

  . Internet-based: In 2002, Forrester Research estimates that direct marketing will make up 60% of all Internet advertising, up from 15% in 1998.

   Email marketing allows businesses to cost-effectively target online customers through customized email campaigns. Email did not initially gain wide acceptance as a marketing tool because of concerns regarding privacy and unsolicited communication. With the recent advent of permission-based email, where individuals sign up or "opt-in" to receive information from specific sources on topics of interest to them, email has become an increasingly important direct marketing tool. Email campaigns offer significant advantages over traditional direct mail, including reduced cost, more rapid delivery, and a greater degree of personalization. Further, response rates for direct email campaigns can be much higher than for traditional direct mail campaigns.

Products and Services

   Our technology has significant advantages over Internet-based content delivery. Internet users can interact with the broadcast content and can view and respond to an eCommercial when convenient, rather than requiring online viewing. In addition, our technologies allow us to provide highly specific feedback on the effectiveness of each campaign to our customers.

   Our competitive advantage arises from our proprietary authoring software, patent-pending Internet distribution network, and campaign tracking systems. Rather than providing real-time multimedia content delivery services similar to that which is provided by companies like Broadcast.com, in which users must have an online connection to the content provider, we deliver eCommercials in a manner that allows end users to view them at their leisure. The following is a list of our revenue sources:

   eCommercial Production. eCommercial production is managed by our eComStudio production unit. Sound and video production is as complex as the client requires, and can involve simple editing or more elaborate on-location filming or special effects.

   Campaign Consultation. Campaign design and implementation is managed by eComStudio. Consultation charges vary depending on the size, scope and length of a given campaign.

   eCommercial Network Deliveries. eCommercials are typically delivered as email attachments and are the responsibility of our eComNetwork business unit. eCommercial delivery is generally handled in one of three ways:

  . Broadcast to a subscriber base

  . Sent individually using our Virtual Prospector(TM) system

  . Downloaded from e-commerce and other web sites.

   In any case, eCommercial delivery pricing depends on the file size of the eCommercial and the number of eCommercials sent.

   eCommercial Activity Tracking and Reporting. Activity tracking and reporting is handled by our eComTracker unit. Pricing for this service is based upon the number of email addresses tracked, the level of detail captured, reporting features and campaign duration.

   eCommercial Merchandise Sales Revenue-Sharing. Sales of products or services through eCommercials may result in variable commission revenues to us depending on the product or service being sold.

   eCommercial Ad Sponsorship Revenue-Sharing. In certain cases, our customers choose to sell or have us sell sponsorship ads on their eCommercial. Each eCommercial can support multiple sponsorships. All customer sponsorships are subject to revenue sharing with us.

Business Strategy

   We believe that eCommercials provide distinct advantages over more traditional methods of advertising. Companies who desire to use the Internet to promote or sell products and services have a turnkey solution available to them through our team of web programmers, content designers, product managers and network engineers.

   One of the principal advantages of an eCommercial direct-response advertising program is the comprehensive, informative nature of eCommercials. An eCommercial is an executable file (giving it the same functional capability of a standard Windows program), and each eCommercial has its own unique identification number, allowing advanced campaign tracking and reporting. eComTracker software reports on activity by number of video plays, click-throughs, jump page activity, lead capture and sales transactions.

   Traditional direct marketing programs, which typically include direct mail, print media ads, or broadcast media ads, can produce "Information Gaps" for intended recipients that impede the selling process. Information Gaps occur when the prospective customer requires more information to make a purchasing decision. A recipient of an eCommercial receives a compelling multimedia presentation and is led through the sales process seamlessly (via interactive web links), minimizing friction points and gaps, resulting in shorter selling cycles, a lower selling cost, and increased marketing effectiveness.

Sales and Marketing

   Our key marketing objective is to brand ourselves as the leading Internet direct marketing network. To achieve this objective, we have a national team of sales people and are pursuing direct sales and sales via resellers to market leaders in several industries, including, but not limited to:

  . Entertainment

  . Electronic Commerce web sites

  . Telecommunications

  . Financial Services

  . Travel

  . Computer Hardware/Software

  . Industrial Products

  . Government

Strategic Relationships

   Currently, we have a strategic relationship agreement with Lockheed Martin Integrated Business Solutions (IBS), a leading systems integrator, which provides for joint marketing and service delivery efforts and allows us to utilize Lockheed Martin in establishing and managing e-commerce projects.

   We are currently negotiating several additional strategic relationships, primarily with technology companies that provide products or services which enhance the functionality or marketing of our technologies.

Intellectual Property

   We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and we rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with our employees and with third parties to establish and protect our proprietary rights.

Patents and Proprietary Technology

   We have filed fourteen patent applications through the U.S. Patent and Trademark Office under the Patent Cooperation Treaty designating all member countries, including the United States, essentially all of Europe, Japan, Korea, China, Canada and Mexico. These patent applications cover aspects of our proprietary eCommercial authoring software and our network architecture, as well as methods of using eCommercials and related media in marketing. We plan to file additional patent applications in the future with respect to various additional aspects of these and other technologies. We continue to develop proprietary computer software. We mark our software with copyright notices, and intend to file copyright registration applications where appropriate. We have also filed several federal trademark registration applications for trademarks and service marks we use. In addition, we seek to protect certain proprietary aspects of our products through nondisclosure agreements with our employees, contractors and other third parties. There can, however, be no assurance that any patents, copyright registrations, or trademark registrations applied for by us will be issued, or if issued, will sufficiently protect our proprietary rights.

   We intend to continue to seek patent protection for technologies that we consider important to the development of our business. We also intend to rely upon copyright, trademark, trade secrets, know-how, and continuing technological innovations to develop and maintain a competitive advantage.

Government Regulation

   Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as broadcast license fees, copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. The adoption of restrictive laws or regulations could slow Internet growth. The application of existing laws and regulations governing Internet issues such as property ownership, libel and personal privacy is also subject to substantial uncertainty. There can be no assurance that current or new government laws and regulations, or the application of existing laws and regulations (including laws and regulations governing issues such as property ownership, taxation, defamation and personal injury), will not expose us to significant liabilities, slow Internet growth or otherwise hurt us financially.

   We currently do not collect nor do we intend to collect sales or other taxes with respect to the sale of services or products in states and countries where we believe we are not required to do so. We do collect sales and other taxes in the states in which we have offices and believe we are required by law to do so. One or more states or countries have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more states or countries that we should collect sales or other taxes on products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on our business, results of operations and financial condition.

   The Communications Decency Act of 1996 (the "CDA") was enacted in 1996. Although those sections of the CDA that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Although we do not currently distribute the types of materials that the CDA may have deemed illegal, the nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined, and legislation similar to the CDA could subject us to potential liability, which in turn could have an adverse effect on our business, financial condition and results of operations. Such laws could also damage the growth of the Internet generally and decrease the demand for our products and services, which could adversely affect our business, results of operations and financial condition.

Competition

   Although asynchronous messaging is a rapidly emerging Internet marketing technology, the market for Internet advertising services is highly competitive and we expect that competition will continue to intensify. We compete with (i) online services, other Web site operators and advertising networks, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising budgets and (ii) local radio and television stations and national radio and television networks for sales of advertising spots. There can be no assurance that we will be able to compete successfully or that the competitive pressures faced by us will not harm us financially.

   We believe that the principal competitive factors for attracting advertisers include the number of users accessing the advertising message, the demographics of our users, our ability to deliver focused advertising, and interactivity and the overall cost-effectiveness and value of advertising offered by us. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space have recently increased substantially. Accordingly, we may face increased pricing pressure for the sale of advertisements. Reduction in our advertising revenues would have a negative financial impact.

   We also compete for traditional media advertising sales with national radio and television networks, as well as local radio and television stations. Local radio and television content providers and national radio and television networks may have larger and more established sales organizations than us. These companies may have greater name recognition and more established relationships with advertisers and advertising agencies than us. Such competitors may be able to undertake extensive marketing campaigns, obtain a more attractive inventory of ad spots, adopt more aggressive pricing policies and devote substantially more resources to selling advertising inventory.

Research and Development

   We have developed several proprietary technologies which are used in a variety of Internet-related products and services. These products and services are continually being enhanced to meet the needs of the Internet advertiser and retailer. The Research and Development department is organized by area of interest including Multimedia Development, Database Development, Web Development, and Networking. Each development area requires highly specialized individuals with extensive backgrounds in their respective disciplines.

   Through September 30, 1999, we had incurred $320,766 of research and development expenses in the engineering of our software tools and the eComNetwork.

Employees

   As of October 31, 1999, we had 41 full-time employees. None of our employees is subject to a collective bargaining agreement and we believe that our relations with our employees are good.

ITEM 2: FINANCIAL INFORMATION

                            Selected Financial Data

   The following summary financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included herein. The Statement of Operations Data for the period ending September 30, 1999 and the Balance Sheet Data as of September 30, 1999 are derived from, and are qualified by reference to, our audited financial statements included elsewhere herein.

                                                                 For the period
                                                                 from inception
                                                                (March 26, 1999)
                                                                to September 30,
                                                                      1999
                                                                ----------------
   Statement of Operations Data
   Revenues....................................................   $     6,250
                                                                  -----------
   Operating expenses:
     Development...............................................       320,766
     Production................................................       139,674
     Sales and marketing.......................................     1,060,795
     General and administration................................       684,343
     Depreciation and amortization.............................       107,892
                                                                  -----------
       Total operating expenses................................     2,313,470
                                                                  -----------
     Operating loss............................................    (2,307,220)
   Interest income.............................................        24,274
   Provision for income taxes..................................        (1,600)
                                                                  -----------
     Net loss..................................................   $(2,284,546)
                                                                  ===========
   Net loss per common share outstanding.......................   $     (0.26)
                                                                  ===========
   Weighted average common shares outstanding..................     8,751,760
                                                                  ===========

                                                                   September 30,
                                                                       1999
                                                                   -------------
   Balance Sheet Data
   Cash and cash equivalents......................................  $4,744,741
   Working capital................................................   2,351,053
   Total assets...................................................   6,886,141
   Total liabilities..............................................   2,543,090
   Stockholders' equity...........................................   4,343,051

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

   The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" in our Registration Statement on Form S-1 (No. 333-91819) filed on November 30, 1999. The following discussion should be read together with our financial statements and related notes included herein.

Overview

   Our revenues are derived from the production and delivery of Internet direct marketing brochures and campaigns developed for each customer utilizing the proprietary eCommercial technology and patent-pending network. eCommercial production services include theme development, eCommercial design and layout, video production, special effects, hyperlink recommendations, hyperlink page design and creation, reporting and sales cycle consultation. We have also developed email subscriber programs to promote subscriber registration and to sponsor advertising coordination, and we offer demographic and list development as part of our direct marketing programs.

   Revenues are recognized when the services are rendered or eCommercials delivered. Customers are generally billed in advance of production and delivery of eCommercials.

   We generate revenues from production fees, for delivery and tracking of eCommercials, and for consulting. In addition, we may generate revenues from corporate sponsorships and from revenue-sharing arrangements with our clients.

   We currently sell our products and services through a direct sales force and are developing a network of resellers.

Results of Operations

   For the period from March 26, 1999 (inception) to September 30, 1999, revenues from eCommercial broadcast services totaled $6,250, as we focused on developing our technologies and increasing our ability to serve customers.

   Our net loss of $2,284,546 can be attributed to development, marketing and selling, and general and administrative expenses incurred during the Company's development stage.

   Development expenses consist primarily of salaries and related expenses for design engineers and other technical personnel, including consultants, and were focused on continued advancements in eCommercial technology and the creation of the eComNetwork. Total costs through September 30, 1999 amounted to $320,766. We charge all research and development expenses to operations as incurred. We believe that continued investment in research and development is critical to our long-term success. Accordingly, we expect that our research and development expenses will increase in future periods.

   Production efforts focused on developing the eComStudio, which included building a team of creative people and producing initial eCommercials and related websites, in addition to building our own website, eCommercial.com, and creating in-house marketing and support collateral materials. Total costs through September 30, 1999 amounted to $139,674.

   Sales and marketing expenses through September 30, 1999 amounted to $1,060,795 and consisted primarily of salaries and related expenses for developing our direct and reseller organizations, as well as marketing expenses designed to create and promote brand awareness for eCommercials. Included in this amount is a non-cash charge of $240,000, which represents the value of the common stock issued upon the signing of a strategic partnership with Lockheed Martin Corporation, and a non-cash charge of $78,780, which represents compensation expense related to the issuance of stock options. We intend to pursue aggressive selling and marketing campaigns and to expand our reseller organization, continue branding efforts and identifying strategic partners. We therefore expect that our sales and marketing expenses will increase in future periods.

   General and administrative costs of $684,343 through September 30, 1999 primarily included salaries and related expenses for administrative, finance and human resources personnel, professional fees and other corporate expenses related to establishing our operations. Included in this amount is a non-cash charge of $86,455, which represents compensation expense related to the issuance of stock options. We expect that, in support of our continued growth and our operations as a public company, general and administrative expenses will increase in the foreseeable future.

Recent Financing

   In November 1999, we completed a private placement offering of 1,263,073 shares of series B preferred stock at $8 per share. Gross proceeds amounted to $10,104,584. The shares were sold to approximately 185 accredited investors. Net proceeds to us, after selling commissions of $819,242 and direct offering costs of $121,869, totaled $9,163,473, of which $1,402,981 was received after September 30, 1999. We intend to use the net proceeds in our continuing operations.

Liquidity and Sources of Capital

   As of September 30, 1999, we had current assets of $4,894,143 and current liabilities of $2,543,090. This represents working capital of $2,351,053. Current liabilities included $2,200,412 of liabilities acquired in acquisitions, of which $1,800,000 is reserved to pay the judgment in the Voxel matter. One of our significant shareholders, who is also an officer and director, has agreed to repay to us in common stock or cash, at his option, any amounts we must pay to the plaintiffs in this matter. See "Item 1 - Business-- Legal Proceedings."

   For the period from inception (March 26, 1999) to September 30, 1999, we used $2,013,188 of cash for operating activities, and growing the organizational infrastructure necessary to be able to service our customers.

   During the same period, $1,263,133 of cash was used in investing activities, primarily for acquisitions of fixed assets used to expand our technology infrastructure and the eComNetwork. $8,021,062 was provided by financing activities, primarily from issuances of common and preferred stock.

Our Plan of Operation for the Next Twelve Months

   While we expect to begin generating significant revenues during the next twelve months, it is likely that we will need to pursue additional funding in order to continue the development of our technology infrastructure and add to our capacity to provide services to our customers. We expect the number of employees to increase during that time.

   There can be no assurance that additional equity or debt financing, if required, will be available on terms that are acceptable, or at all.

Year 2000

   There is significant concern that certain computer programs and computers are not presently configured to recognize the year 2000 or succeeding years. This defect in computer functions could have a serious adverse impact upon our industry and other industries if various computer programs and applications cease to function or function erroneously as we approach the year 2000. We expect the year 2000 compliance problems we may face to fall within three general categories:

  1) Our own information technology ("IT").

  2) Failure or malfunction in non-IT systems due to their computer components such as telephone systems, security systems, etc.

  3) Failure among third party service providers.

   We believe that we have addressed our year 2000 problems related to our own IT systems and have determined that our existing, as well as in-development, internal hardware and software will function past the year 2000 without modification. We have also addressed our non-IT systems and believe that these systems also will function past the year 2000, without modification. We do not believe that there are any feasible plans to adjust operations to potential industry-wide problems, such as may occur with third party service providers, suppliers or outsource consultants. We will deal with those problems when and if they arise on a case-by-case basis.

   Expenses incurred by us related to the year 2000 issue for the period from March 26, 1999, (inception) to September 30, 1999, were not significant. Amounts to be spent during the remainder of 1999 and the beginning of 2000 are also not expected to be significant.


ITEM 3: PROPERTIES

   Our headquarters and production facilities are in Aliso Viejo, California with a sales office in San Clemente, California. Our monthly rent for these facilities totals $10,388. The leases for these facilities terminate when we move into our permanent 12,000 square foot office space at 101 Enterprise, Suite 340, Aliso Viejo, California 92656, planned for December 1999. The base rent for the permanent headquarters is $29,642 per month. This lease expires in November 2004.

   We also lease an office in Cupertino, California at a current monthly rent of $10,091, a portion of which will be subleased to an unrelated party. This lease expires September 1, 2004.

   In addition, effective December 1, 1999, we will be opening an office in New York City, in space we will be subleasing for $2,883 per month. We anticipate that we will require additional space within the next 12 months and that suitable additional space will be available on commercially reasonable terms, although there can be no assurance in this regard. We do not own any real estate.

ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following sets forth certain information as of October 31, 1999 (the "Reference Date") with respect to the beneficial ownership of our common stock,
(i) by each person known by us to own beneficially more than five percent of our common stock, (ii) by each executive officer and director, and (iii) by all officers and directors as a group. Unless otherwise indicated, all persons have sole voting and investment powers over such shares, subject to community property laws. As of the Reference Date, there were 9,536,623 shares of common stock and 1,231,823 shares of preferred stock outstanding.

                                                            Number of Percent
               Name and Address of Owner(1)                 Shares(2) of Class
               ----------------------------                 --------- --------
Thomas J. Blakeley, CEO, President, Chairman............... 2,000,000   21.0%
Mark Grundy, COO, EVP, Director............................   120,000    1.2
Eric A. McAfee, EVP, Corporate Secretary, Director......... 2,036,567   21.4
John Troiano, Director(3)..................................    24,500    0.3
 c/o @ONEX LLC, 712 Fifth Avenue, 40th Floor
 New York, NY 10019
Michael R. Friedl, CFO, Treasurer..........................    60,000    0.6
Ross Teasley, VP, Marketing................................       --     --
All directors and executive officers taken as a group...... 4,431,733   44.7
Clyde Berg.................................................   933,333    9.8
 10050 Bandley Drive
 Cupertino, CA 95014
@ONEX LLC(4)...............................................   525,000    5.2
 712 Fifth Avenue, 40th Floor
 New York, NY 10019
Joseph McCarthy............................................   480,000    5.0
 PO Box 361256
 Milpitas, CA 95036-1256

--------
(1) Except as otherwise noted, the address for each person is c/o eCommercial.com, Inc., 95 Enterprise Suite 360, Aliso Viejo, CA 92656.

(2) Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. A person is deemed to be the beneficial holder of securities that can be acquired within 60 days from the Reference Date upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by including shares, underlying options or warrants which are exercisable currently, or within 60 days following the Reference Date, and excluding shares underlying options and warrants held by any other person.

(3) Mr. Troiano is a manager of @ONEX LLC. He disclaims beneficial ownership of shares owned by @ONEX LLC.

(4) @ONEX LLC is wholly-owned by Onex Corporation. Mr. Gerald W. Schwartz is the Chief Executive Officer of Onex Corporation and owns stock having a majority of the voting power of Onex Corporation's outstanding stock. Onex Corporation and Mr. Schwartz may also be deemed beneficial owners of the shares owned by @ONEX LLC. The business address of Onex Corporation and Mr. Schwartz is 161 Bay Street, Toronto, Ontario M5J 2S1, Canada.

ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

   The directors and executive officers of the company, their respective ages and positions with us are as follows:

   Name                     Age                          Position
   ----                     ---                          --------
   Thomas J. Blakeley......  40 Chief Executive Officer, President, Chairman of the Board
   Mark Grundy.............  38 Chief Operating Officer, Executive Vice President, Director
   Eric A. McAfee..........  37 Executive Vice President, Corporate Secretary, Director
   John Troiano............  29 Director
   Michael R. Friedl.......  36 Chief Financial Officer, Treasurer
   Rick McEwan.............  35 Executive Vice President of Engineering
   Michael Briola..........  29 Vice President, Creative Director
   Ross Teasley............  36 Vice President of Marketing

   Thomas J. Blakeley, 40, CEO, President and Chairman of the Board. Mr. Blakeley founded eCommercial.com, and currently serves as President, Chief Executive Officer and Chairman of the Board. Prior to joining us, Mr. Blakeley was involved with several companies producing leading edge Internet products. As director of marketing and sales for San Diego-based Cubic Videocomm, Mr. Blakeley was responsible for the introduction of CVideo-Mail, one of the first video email products and currently one of the most popular video email programs in the retail software industry. In 1992, Mr. Blakeley founded Travel Edge Solutions, a company that developed the first Internet-based airline reservation processing system. Mr. Blakeley served as the Vice President of marketing and sales for QSA Technology in 1983, and was responsible for the introduction of the airline industry's first PC-based airline reservation systems for United Airlines, Trans World Airlines and Texas Air's SystemOne starting in 1985.

   Mark Grundy, 38, Executive Vice President, Chief Operating Officer and Director. Mr. Grundy joined the Company in May 1999 as Executive Vice President, Chief Operating Officer and a director. In 1990, he founded Destination America, Inc. a company that provided English language tours of the United States. Mr. Grundy served as President of Destination America from its inception until joining eCommercial.com in May 1999. From 1981 to 1990, he developed sales and marketing strategies for Americantours International, Inc., the largest wholesale inbound travel company in the United States, where he served as Vice President, Sales and Marketing.

   Eric A. McAfee, 37, Executive Vice President and Director. Mr. McAfee is the co-founder of eCommercial.com and currently serves as Executive Vice President, Corporate Secretary and a Director of the company. Mr. McAfee is also a principal at Berg McAfee Companies, a Silicon Valley venture capital partnership based in Cupertino, California, with investments in Internet, software and telecommunications companies. Mr. McAfee currently serves on the board of directors of several companies, including Breakthrough Software, an e-commerce software company. Prior to joining us, Mr. McAfee founded several other companies, including PC-card manufacturer New Media Corporation and Global Digital Technologies, an Internet software company which provides the San Jose Mercury News, Los Angeles Times and other newspapers with system software for Internet applications. Mr. McAfee has also served for six years as a member of the Board of Directors of the California Manufacturer's Association. Mr. McAfee is a graduate of Fresno State University with a B.S. in Management (with an emphasis in statistics) and the Stanford Graduate School of Business Executive Program.

   John Troiano, 29, Director. Mr. Troiano, who joined our Board in November 1999, is the Managing Director of @ONEX LLC, a significant shareholder of the Company. @ONEX LLC is wholly-owned by Onex Corporation, Canada's ninth largest company. Mr. Troiano has led Onex' strategic investments in a number of areas, particularly e-commerce and the Internet. He has also initiated and developed value creation ideas in a number of other industry sectors where Onex may now invest, specifically telecommunications, financial services and consumer products. Before joining Onex, he was employed by Donaldson, Lufkin & Jenrette in both the Investment Banking and Merchant Banking Groups. He also worked in corporate finance for Gleacher & Co. in New York. Mr. Troiano received his B.S. in Economics (summa cum laude) from the Wharton School, University of Pennsylvania; and his M.B.A. from the Harvard Graduate School of Business Administration.

   Michael R. Friedl, CPA, 36, Chief Financial Officer. Mr. Friedl joined the company as Chief Financial Officer and Treasurer in May 1999. Prior to joining us, Mr. Friedl served as President of DialRight Software, Inc., a database utility company he co-founded and a company for which he continues to serve as a member of its board of directors. Prior to joining DialRight, Mr. Friedl was the Chief Financial Officer of V-Systems, Inc., a software company that spun out DialRight as a separate venture. From 1995 to 1997, Mr. Friedl served as Chief Financial Officer for publicly-held Grip Technologies, Inc., an Irvine, California, manufacturer of golf club components. From 1993 to 1995, Mr. Friedl served as Corporate Controller for New Media Corporation, a high-tech manufacturing company. From 1986 to 1993, Mr. Friedl worked in public accounting, most recently for Arthur Andersen & Co. where he served as an Audit Manager. Mr. Friedl is a graduate of Kent State University and is a Certified Public Accountant licensed in Ohio and California.

   Richard R. McEwan, 35, Executive Vice President of Engineering. Mr. McEwan joined the company in April 1999 as Vice President of Engineering. Prior to joining us, Mr. McEwan served as President, CEO, and a co-founder of Zap International, a video compression technology company which was acquired by the Company in April 1999. Prior to co-founding Zap International, Mr. McEwan was a manager with Fourth Communications Network from 1993 through 1998, where he managed the development of Internet systems for the hotel industry based on Microsoft Windows NT Server, Windows 3.1/95, and NT Workstation as well as the database systems for statistical gathering for all of Fourth Communications' Internet-related advertising and commerce information. Prior to joining Fourth Communications, Mr. McEwan ran his own consulting business where he created custom sales information databases for various organizations including Agenda Sales Inc., Pilot Pen Corporation, and Media and Creative Services. Before entering the consulting field, Mr. McEwan spent over eight years in several technical and marketing duties for technology companies such as SuperMac Technology, RasterOps Corporation, and Ramtek Corporation.

   Michael Briola, 29, Vice President, Creative Director. Mr. Briola joined the company in April 1999 as Vice President, Creative Director. Prior to joining us, Mr. Briola founded and served as Vice President of Marketing and a director of Zap International, where he played a major role in the development of the Zap Media Messenger technology. Prior to his work at Zap International, Mr. Briola co-founded Cameo International (now AnTares Systems) where he served as Vice President of Technology and Marketing. Prior to founding Cameo, Mr. Briola was responsible for the North American launch of MegaChips Corporation, a $200 million Japanese semiconductor design firm specializing in audio/video codec and systems technologies. Previously, Mr. Briola served as Technical Sales Director, Professional Products Division for InVision Interactive, Inc. and was responsible for developing and maintaining sales channels in the United States and abroad. From 1993 to 1996, Mr. Briola maintained a consulting practice dedicated to supplying high-end computer-based multimedia design and production equipment where he designed facilities and equipment systems for clients such as Texas Instruments, J.C. Penny, Sonic Media, West End Post, and Dallas Sound Labs.

   Ross Teasley, 36, Vice President of Marketing. Mr. Teasley joined the company as Vice President of Marketing in August 1999. Prior to joining us, Mr. Teasley developed many of the unique, integrated marketing programs at Autobytel.com, including broadcast television campaigns, affiliate marketing, and rich-media programs. During his tenure there, Autobytel.com brand awareness increased to the seventh most recognized e-commerce brand on the Internet. In 1993, Mr. Teasley co-founded HyperHead New Media, an award-winning content publishing venture to produce CD-ROMs and Internet-based publications for the music, sports and entertainment industries. Clients included Warner Brothers Records, Sony Music, the Motion Picture Corp. of

America, Young & Rubicam, Cole & Weber, and National Video Subscriptions-TV. Prior to that, Mr. Teasley co-founded Infoscan, Inc., a publishing, data conversion and information management consultancy which supplied complex, artificial intelligence knowledge based systems to clients like the U.S. Library of Congress, Ford Motor Company, EuroDisney, the Central Intelligence Agency and Unisys. Mr. Teasley graduated from the University of Michigan with a dual-concentration honors degree in Slavic Languages and East European History.

Other Significant Employees

   Other significant employees of the company, their respective ages and positions with us are as follows:

   Serge Herring.................  50 Vice President of Research & Development

   Adrian Turcotte...............  48 Vice President of Media Development

   Edward Roberts................  33 Vice President of Information Technologies

   Serge Herring, 50, Vice President of Research & Development. Mr. Herring joined the company in April 1999 as Director of Program Development, and was named Vice President of Research & Development in November 1999. Prior to joining us, Mr. Herring was Senior Software Engineer for Zap International, a video compression technology company which was acquired by the company in April 1999. Prior to Zap International, Mr. Herring worked in research and development for Innovacom, Inc., a video compression company serving the broadcast industry. Prior to Innovacom, he worked as a Principle Engineer for Intellect Electronics, Inc., a developer of point-of-sale terminals for the retail and banking industries.

   Adrian Turcotte, 48, Vice President of Media Development. Mr. Turcotte joined the company as Vice President of Media Development in April 1999. Mr. Turcotte's professional experience includes success in many different areas of the Computer Services and Entertainment industries. His knowledge of international consumer markets has contributed to the worldwide success of Odyssey Productions where, as Executive Producer of the immensely popular and critically acclaimed "Mind's Eye Series", he coordinated the business side of feature film production and marketing. As a founder of Test Drive, Inc., Mr. Turcotte was involved in the development of the first "try before you buy" electronic software distribution and sales system. Test Drive was later acquired by R.R. Donnelley. Previously, he was involved with marketing and sales of the world's first dial-up access to airline reservation systems at QSA Technology. Mr. Turcotte holds a Master's Degree from UCLA.

   Edward Roberts, 33, Vice President of Information Technologies. Mr. Roberts joined the company as Director of Information Technologies in May 1999, and was named Vice President of Information Technologies in August 1999. Prior to joining us, Mr. Roberts was the technical lead for the planning and deployment of the worldwide implementation of Microsoft Windows NT and Microsoft Exchange for Ingram Micro, Inc., a $22 billion computer distributor. Mr. Roberts' prior experience also includes six years in the U.S. Navy working with Computers and Radio Communications, and service as the Regional Systems Manager for Intergraph Corporation, managing the internal systems for 12 offices in a 7-state area. Mr. Roberts has also created two successful Microsoft-based systems consulting practices, the first with an Orange County-based value-added reseller and then with Inacom Corporation, the leading supplier of hardware and software technologies to Fortune 1000 companies. Mr. Roberts' professional activities include service as President of the Orange County Microsoft NT Users Group, co-author of Que's "Special Edition Using Microsoft Exchange Server 4.0", guest speaker at SoftBank Expo's Windows NT Intranet Solutions on "Exchange Tuning and Optimization" and "Supporting Nomadic Users in an NT Environment." Mr. Roberts is also the Messaging/Collaboration Track chair for the IDG WorldExpo/Microsoft Windows 2000 Conference and Expo in San Francisco.

ITEM 6: EXECUTIVE COMPENSATION

   The following table sets forth the total compensation for each of our most highly compensated executive officers whose total salary and bonus for the year ended September 30, 1999 would have exceeded $100,000 on an annualized basis (collectively, the "Named Executive Officers"):

                           Summary Compensation Table

Name and Principal Position                              Salary   Bonus  Options
---------------------------                             -------- ------- -------

Thomas Blakeley, Chief Executive Officer(1)............ $178,000 $   --      --

Mark Grundy, Chief Operating Officer(1)................  168,000  10,000 225,000

Eric A. McAfee, Executive Vice President(1)............  172,000     --      --

Michael Friedl, Chief Financial Officer................  110,000   3,000 100,000

Deborah Olinto, Vice President of Sales(2).............  130,000     --  100,000

Ross Teasley, Vice President of Marketing..............  120,000     --   85,000

--------
(1) Effective October 1, 1999, we entered into employment contracts with these executives specifying levels of compensation, duties and cause for termination.

(2) Effective October 2, 1999, Ms. Olinto left the company. No severance was paid, and all of her options were forfeited.

Fiscal 1999 Stock Option Grants to Executives

   The following table sets forth for each of the Named Executive Officers certain information concerning stock options granted during fiscal 1999.

                                                     % of  Exercise
Name and Principal Position             Options      Total  Price   Expiration
---------------------------             -------      ----- -------- ----------

Thomas Blakeley, Chief Executive
 Officer...............................     --         --     --        --

Mark Grundy, Chief Operating Officer... 175,000(1)      8%   $ 1       2005

                                         50,000(2)      2      8       2005

Eric A. McAfee, Executive Vice
 President.............................     --         --     --        --

Michael Friedl, Chief Financial
 Officer............................... 100,000(3)      5      1       2004

Deborah Olinto, Vice President of
 Sales................................. 100,000(4,5)    5      8       2005

Ross Teasley, Vice President of
 Marketing.............................  85,000(4)      4      8       2005

--------
(1) This option was granted in April 1999 and vests one-third in April 2000 with the remainder vesting quarterly over the following two years.

(2) This option was granted in September 1999 and vests one-third in September 2000 with the remainder vesting quarterly over the following two years.

(3) This option was granted in April 1999. 60,000 shares of which are immediately vested, 40,000 shares of which vest one-third in April 2000 with the remainder vesting quarterly over the following two years.

(4) These options were granted in August 1999 and vest one-third in August 2000 with the remainder vesting quarterly over the following two years.

(5) Effective October 2, 1999, Ms. Olinto left the company. No severance was paid, and all of her options were forfeited.

Stock Option Exercises And Year-End Value Table

   The following table reflects the number of shares covered by both exercisable and non-exercisable stock options as of September 30, 1999 for the Named Executive Officers. Values for "in-the-money" options represent the spread between the exercise price of existing options and the market value for our common stock on September 30, 1999, which was $8.125 per share.

                                                             Value of
                              Options Outstanding      In-the-Money Options
                           ------------------------- -------------------------
Name and Principal
Position                   Exercisable Unexercisable Exercisable Unexercisable
------------------         ----------- ------------- ----------- -------------
Thomas Blakeley, Chief
 Executive Officer........      --            --           --            --

Mark Grundy, Chief
 Operating Officer........      --        225,000          --     $1,603,125

Eric A. McAfee, Executive
 Vice President...........      --            --           --            --

Michael Friedl, Chief
 Financial Officer........   60,000        40,000     $427,500       285,000

Deborah Olinto, Vice
 President of Sales(1)....      --        100,000          --         12,500

Ross Teasley, Vice
 President of Marketing...      --         85,000          --         10,625

--------
(1) Effective October 2, 1999, Ms. Olinto left the company. No severance was paid, and all of her options were forfeited.

Compensation of Directors

   We may reimburse directors for reasonable expenses pertaining to attending meetings, including travel, lodging and meals but we do not pay directors for their service as directors, as all of our directors are either executive officers or significant shareholders.

Employment Agreements

   As of September 30, 1999, each of the Named Executive Officers was a party to a Change in Control Agreement with us, which provides for payment of one year salary to the executive if we are acquired by another company and he (or she) loses his (or her) job.

   In addition, effective October 1, 1999, we entered into three-year employment contracts with Messrs. Blakeley, Grundy and McAfee, setting forth terms of their employment, as follows:

                                                       Year Base Salary Bonus(1)
                                                       ---- ----------- --------
   Thomas Blakeley, Chief Executive Officer........... 2000   198,000     3.7%
                                                       2001   248,000
                                                       2002   298,000
   Mark Grundy, Chief Operating Officer............... 2000   178,000     1.9%
                                                       2001   228,000
                                                       2002   278,000
   Eric A. McAfee, Executive Vice President........... 2000   182,000     2.4%
                                                       2001   232,000
                                                       2002   282,000

--------
(1) Bonus is based upon a percentage of operating income.

   Each of these employment agreements provides for payment in the amount of two years salary if we terminate their employment. In addition, each contract provides a $1 million life insurance policy, a car allowance of $750 per month, and a car down payment reimbursement of $5,000 every two years.

Stock Option Plans

   Our Board of Directors adopted our 1999 Stock Option Plan (the "Plan") in April 1999. The Plan was established to furnish incentives for employees, consultants and other participants to continue their service to us. We reserved 2,400,000 shares of common stock for issuance upon exercise of options granted under the Plan, which have vesting schedules up to 3 years. However, in the event we undergo a change in control, as defined in the Plan, all unvested options immediately become fully vested.

   As of November 5, 1999, 2,191,500 options to purchase our Shares at exercise prices ranging from $1 to $8 had been issued under the Plan. Our Board of Directors administers the Plan. We intend to issue additional options or other incentives to attract and retain qualified management and directors. Such plans and incentives could have a dilutive effect on our common stock.

ITEM 7: CERTAIN RELATIONSHIPS AND TRANSACTIONS

   Certain executive officers and directors of the company are former shareholders of eCommercial.com, Inc., a California corporation ("eCommercial California"). Pursuant to the terms of the Merger Agreement dated as of April 19, 1999, between us and the shareholders of eCommercial California, those executive officers and directors acquired an aggregate of 4,000,000 shares of our common stock in exchange for their eCommercial California shares.

   In September 1999, the Company entered into a non-cancelable five-year sublease for a satellite office in Cupertino, California. The sublease calls for minimum monthly rental payments ranging from $10,091 per month at the start of the lease and gradually increasing to $13,358 per month by the end of the lease. The sublessor is a company related to Clyde Berg, a significant stockholder and Eric McAfee, an officer, director and significant stockholder. The sublease terms are identical to the terms of the sublessor's lease with the landlord, and are favorable to the terms we would have been able to acquire on our own.

ITEM 8: LEGAL PROCEEDINGS

   Although we have not become a party to any material legal proceeding since eCommercial.com was founded, we are named as a defendant in a lawsuit filed in connection with an Asset Purchase Agreement, dated November 25, 1998, pursuant to which our predecessor, Wireless Netcom had proposed to acquire the assets of Voxel, Inc. On October 27, 1999, the trial judge granted a summary judgment motion in favor of the plaintiffs in the amount of $1.8 million. We plan to request reconsideration of the summary judgment decision and aggressively pursue a resolution of this matter.

   Pursuant to an indemnity agreement, one of our significant shareholders, who is also an officer and director, has agreed to reimburse to us in common stock or cash, at his option, any amounts we must pay to the plaintiffs. Accordingly, we have included the entire amount with acquired liabilities as of September 30, 1999, and will record any reductions in the balance due or amounts received in repayment as additional paid-in capital at the time such amounts are received.

ITEM 9: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

   The principal United States market for our common stock is the OTC Bulletin Board. Our common stock began trading on the OTC Bulletin Board on April 29, 1999. The high and low bid prices for shares of our common stock for each quarter since April 29, 1999 were as follows:

                                                                       Low  High
                                                                      ----- ----
       Quarter ended June 30, 1999:.................................. 6 1/2  16
       Quarter ended September 30, 1999:............................. 7      10

--------
Source: www.otcbb.com

   These quotations represent inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions. On October 31, 1999, there were approximately 250 holders of record of our common stock and 185 holders of record of our preferred stock.

ITEM 10: RECENT SALES OF UNREGISTERED SECURITIES

   Transactions prior to April 1999 were initiated by Wireless Netcom and its predecessor company, Rubicon Sports. In connection with the merger of Wireless Netcom and eCommercial California in April 1999, all preferred shares and convertible debt balances were converted into common stock. As of November 12, 1999, we have only series B preferred stock and common stock outstanding.

   On May 23, 1997, we undertook a private debt offering of $130,000 (the "Bridge Financing"), pursuant to the exemption from registration provided by Rule 506 of the Act. The Bridge Financing related to the sale of Promissory Common Shares (the "Bridge Common Shares"). The Bridge Common Shares had a term of six (6) months, bear simple interest at the rate of 8.5% per annum, payable at maturity. Investors in the Bridge Financing were issued warrants to purchase an aggregate of 5,000 shares of our common stock ("Bridge Financing Investor Warrants"). Bridge Financing Investor Warrants are exercisable for a term of three (3) years at an exercise price of the lesser of (i) $.10 per share, or
(ii) 50% of the initial public offering price of the common stock. The Bridge Common Shares were secured by our assets as evidenced by the filing of a Financing Statement pursuant to the Uniform Commercial Code. In addition, the Placement Agent received warrants to purchase 5,000 shares of common stock, exercisable on terms equivalent to the Bridge Financing Investor Warrants. The Bridge Common Shares have been paid in full.

   In June 1997, we undertook a private offering of 9% Series A Cumulative Convertible Preferred Stock ("Series A Preferred") at the price of $2.50 per share. The June 1997 Offering was made pursuant to the exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) of the Act and applicable Blue Sky laws. We sold 892,400 shares of Series A Preferred and received gross proceeds of $2,231,000. We issued warrants to purchase 7,428 shares of common stock at a price of $0.10 in connection with this Offering. Concurrent with the merger of Wireless Netcom and eCommercial California, all Series A Preferred shares were converted into 743,658 shares of our common stock.

   In June 1998, we undertook a private offering of non-interest bearing Promissory Notes (the "Notes") maturing twelve (12) months from the date of issuance. Originally, the Notes were convertible into common stock by each investor no earlier than thirty (30) days following commencement of trading of our common stock on the OTC Bulletin Board. We received subscriptions totaling $500,000. Concurrent with the merger of Wireless Netcom and eCommercial California, these Notes were converted into 166,667 shares of our common stock.

   In July 1998, we undertook a private offering of 6% Convertible Promissory Notes maturing twelve (12) months from the date of issuance. Originally, the Notes were convertible into common stock thirty (30) days following commencement of trading of our common stock on the OTC Bulletin Board. The number of shares into which the Notes were convertible was determined by dividing the dollar amount of such amount by the preceding five (5) day average closing bid price of the Shares, discounted by twenty percent (20%), as quoted on the OTC Bulletin Board. Concurrent with the merger of Wireless Netcom and eCommercial California, these Notes were converted into 166,667 shares of our common stock.

   In April 1999, we undertook a private placement of our common stock, at a price of from $1 to $4 per share ("April 1999 Offering"). The April 1999 Offering was made pursuant to the exemptions from registration provided by
Section 4(2) of the Act, and Rule 505 promulgated thereunder, and the applicable blue sky laws. We received proceeds of $942,404 and issued 475,118 shares of common stock thereunder. The April 1999 Offering closed in May 1999.

   In July 1999, we undertook a private placement of our Series B Preferred Stock, at a price of $8 per share ("July 1999 Offering"). The July 1999 Offering was made pursuant to the exemptions from registration provided by
Section 4(2) of the Act, and Rule 505 promulgated thereunder, and the applicable Blue Sky laws. We received proceeds of $9,163,463 and issued 1,263,073 shares of Series B Preferred Stock and 622,591 warrants thereunder. We also issued an option to purchase an additional 125,000 shares of Series B Preferred at $8.00 per share, expiring March 31, 2000. The July 1999 Offering closed in November 1999.

ITEM 11: DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

   We are authorized to issue up to 20,000,000 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $.001 per share. We have designated 1,750,000 shares as series B preferred stock. As of November 5, 1999, there were issued and outstanding 9,536,623 shares of common stock, 1,231,823 shares of series B preferred stock, options to purchase 2,191,500 shares of common stock and warrants to purchase 740,965 shares of common stock.

Common Stock

   Common stockholders are entitled to one vote per share. Subject to the preferences of outstanding preferred stock, common stockholders are entitled to receive dividends, if and when they are declared by our Board of Directors. If we go out of business and are liquidated, common stockholders will receive their proportionate share of our assets that are available to be distributed, after all other debts have been paid and the Preferred stockholders receive their distribution. The common shares have no preemptive, subscription or conversion rights nor may we redeem them.

Warrants

   We have outstanding warrants to purchase common stock at from $0.10 to $11.25 per share, expiring at various dates through October 2004. The warrants for shares registered under this Registration Statement include warrants for 138,836 shares issuable at $8 per share expiring at various dates from August through November 2001, and 250,000 shares issuable at $7 per share expiring in October 2004.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is RTT Transfers, Inc.

ITEM 12: INDEMNIFICATION OF OFFICERS AND DIRECTORS

   Our Bylaws provide for indemnification of our directors, officers and employees as follows: Any person made a party to an action, suit or proceeding, by reason of the fact that he/she, his/her testator or intestate representative is or was a director, officer or general manager of the Corporation, or of any Corporation in which he/she served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him/her in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or general manager is liable for negligence or misconduct in the performance of his/her duties.

   Our Bylaws further state that the foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or general manager may be entitled apart from the provisions of this section.

   The amount of indemnity to which any officer, director or general manager may be entitled shall be fixed by the board of directors, except that in any case where there is no disinterested majority of the board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association. In the event that whatever liability insurance is procured for the protection of the company, its officers, directors or management, then the indemnification shall not exceed the maximum percent of policy coverage procured. We have also entered into indemnification agreements with each of our directors.

ITEM 13: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                      eCommercial.com, Inc. and Subsidiary

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants......................... F-2
Financial Statements:
  Consolidated Balance Sheet, September 30, 1999........................... F-3
  Consolidated Statement of Operations, Period from Inception (March 26,
   1999) to September 30, 1999............................................. F-4
  Consolidated Statement of Changes in Stockholders' Equity, Period from
   Inception (March 26, 1999) to September 30, 1999........................ F-5
  Consolidated Statement of Cash Flows, Period from Inception (March 26,
   1999) to September 30, 1999............................................. F-6
  Notes to Consolidated Financial Statements............................... F-7

               Report of Independent Certified Public Accountants

Board of Directors
eCommercial.com, Inc. and Subsidiary

   We have audited the accompanying consolidated balance sheet of eCommercial.com, Inc. and Subsidiary (a development stage company) as of September 30, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (March 26, 1999) through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of eCommercial.com, Inc. and Subsidiary as of September 30, 1999, and the consolidated results of their operations and their consolidated cash flows for the period from inception (March 26, 1999) through September 30, 1999 in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, the Company has a very limited operating history, is in the development stage, and has generated losses since its inception on March 26, 1999. If the Company is not successful in generating revenues sufficient to cover costs, it will need to raise additional capital to fund operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP
Reno, Nevada
October 25, 1999 (Except for Note H,
 as to which the date is November 5, 1999)
                      eCommercial.com, Inc. and Subsidiary
                         (a development stage company)

                           CONSOLIDATED BALANCE SHEET

                               September 30, 1999

                              ASSETS
                              ------
Current Assets:
  Cash............................................................ $ 4,744,741
  Accounts receivable.............................................      25,500
  Prepaid expenses................................................     108,961
  Other current assets............................................      14,941
                                                                   -----------
    Total current assets..........................................   4,894,143
Cash, Pledged.....................................................     233,890
Fixed Assets, at cost, net of accumulated depreciation of
 $58,463..........................................................     936,336
Intangible Assets, at cost, net of accumulated amortization of
 $49,429..........................................................     744,797
Deposits..........................................................      76,975
                                                                   -----------
                                                                   $ 6,886,141
                                                                   ===========
               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------
Current Liabilities:
  Accounts payable and accrued liabilities........................ $   312,178
  Customer deposits...............................................      30,500
  Acquired liabilities............................................   2,200,412
                                                                   -----------
    Total current liabilities.....................................   2,543,090
                                                                   -----------

Stockholders' Equity:
  Series B Convertible Preferred Stock, $0.001 par value;
   2,000,000 shares authorized; 1,085,573 shares issued and
   outstanding; $8,684,584 aggregate liquidation preference.......       1,086
  Common Stock, $0.001 par value; 20,000,000 shares authorized;
   9,536,623 shares issued and outstanding........................       9,537
  Additional paid-in capital......................................   7,211,449
  Deficit accumulated during the development stage................  (2,284,546)
  Unearned stock-based compensation...............................    (594,475)
                                                                   -----------
                                                                     4,343,051
                                                                   -----------
                                                                   $ 6,886,141
                                                                   ===========

         The accompanying notes are an integral part of this statement.

                      eCommercial.com, Inc. and Subsidiary
                         (a development stage company)

                      CONSOLIDATED STATEMENT OF OPERATIONS

      For the period from inception (March 26, 1999) to September 30, 1999

   Revenues...................................................... $     6,250
                                                                  -----------
   Operating expenses:
     Development.................................................     320,766
     Production..................................................     139,674
     Sales and marketing.........................................   1,060,795
     General and administration..................................     684,343
     Depreciation and amortization...............................     107,892
                                                                  -----------
                                                                    2,313,470
                                                                  -----------
   Operating loss................................................  (2,307,220)
   Interest income...............................................      24,274
   Provision for income taxes....................................      (1,600)
                                                                  -----------
       Net loss.................................................. $(2,284,546)
                                                                  ===========
   Basic and diluted loss per share.............................. $     (0.26)
                                                                  ===========
   Shares used in computation of basic and diluted loss per
    share........................................................   8,751,760
                                                                  ===========


         The accompanying notes are an integral part of this statement.

                      eCommercial.com, Inc. and Subsidiary
                         (a development stage company)

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

                 For the period from inception (March 26, 1999)
                             to September 30, 1999

                                                                                         Deficit
                        Series B                                                       Accumulated    Unearned
                     Preferred Stock     Common Stock       Additional                 During the      Stock-
                    ----------------- --------------------    Paid-In    Subscriptions Development     Based
                      Shares   Amount   Shares     Amount     Capital     Receivable      Stage     Compensation    Total
                    ---------- ------ -----------  -------  -----------  ------------- -----------  ------------ -----------
Balance, March
 26, 1999.......           --  $  --          --   $   --   $       --     $    --     $       --    $     --    $       --
Sale of common
 stock, net of
 issuance
 costs..........           --     --    4,000,000    4,000          595         --             --          --          4,595
Issuance of
 common stock
 for acquisition
 of Zap
 International,
 Inc............           --     --    2,640,000    2,640          --          --             --          --          2,640
Reclassifications
 of $.001 common
 stock..........           --     --   (6,640,000)  (6,640)        (595)        --             --          --         (7,235)
Issuance of
 $.001 common
 stock in
 connection with
 reclassification
 of equity......           --     --    8,758,033    8,758          595         --             --          --          9,353
Assumption of
 liabilities and
 subscription
 receivable in
 connection with
 recapitalization..        --     --          --       --    (2,570,000)    (47,000)           --          --     (2,617,000)
Sale of common
 stock, net of
 issuance
 costs..........           --     --      475,118      475      941,929         --             --          --        942,404
Issuance of
 common stock
 pursuant to
 exercise of
 warrants.......           --     --      233,613      234       23,123         --             --          --         23,357
Issuance of
 common stock at
 a discount as
 compensation
 for services...           --     --       39,859       40       54,028         --             --          --         54,068
Issuance of
 common stock as
 compensation
 for services...           --     --       30,000       30      239,970         --             --          --        240,000
Sales of
 preferred
 stock, net of
 issuance
 costs..........     1,085,573  1,086         --       --     7,759,406         --             --          --      7,760,492
Compensation
 expense on
 option and
 warrant
 grants.........           --     --          --       --       167,923         --             --          --        167,923
Unearned
 compensation on
 option and
 warrant
 grants.........           --     --          --       --       594,475         --             --     (594,475)          --
Collection of
 subscriptions
 receivable.....           --     --          --       --           --       47,000            --          --         47,000
Net loss........           --     --          --       --           --          --      (2,284,546)        --     (2,284,546)
                    ---------- ------ -----------  -------  -----------    --------    -----------   ---------   -----------
Balance,
 September 30,
 1999...........     1,085,573 $1,086   9,536,623  $ 9,537  $ 7,211,449    $    --     $(2,284,546)  $(594,475)  $ 4,343,051
                    ========== ====== ===========  =======  ===========    ========    ===========   =========   ===========


         The accompanying notes are an integral part of this statement.

                      eCommercial.com, Inc. and Subsidiary
                         (a development stage company)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                 For the period from inception (March 26, 1999)
                             to September 30, 1999

Cash flows from operating activities:
  Net loss........................................................ $(2,284,546)
  Adjustments to reconcile net loss to net cash used in
   operations:
    Depreciation and amortization.................................     107,892
    Non-cash charges due to stock issuances.......................     294,068
    Non-cash charges due to stock option and warrant grants.......     167,923
    Increase in accounts receivable...............................     (24,500)
    Increase in prepaid expenses..................................     (98,743)
    Increase in other current assets..............................     (14,941)
    Increase in deposits..........................................     (76,975)
    Decrease in accounts payable and accrued liabilities..........    (113,866)
    Increase in customer deposits.................................      30,500
                                                                   -----------
      Net cash used in operations.................................  (2,013,188)
                                                                   -----------
Cash flows from investing activities:
  Increase in cash--pledged.......................................    (233,890)
  Cash acquired in acquisition....................................       2,898
  Purchases of fixed assets.......................................    (987,915)
  Purchases of patents and trademark..............................     (44,226)
                                                                   -----------
      Net cash used in investing activities.......................  (1,263,133)
                                                                   -----------
Cash flows from financing activities:
  Principal payments on notes payable.............................    (756,786)
  Payment received on subscriptions receivable....................      47,000
  Proceeds from issuance of Convertible Preferred stock...........   7,760,492
  Proceeds from issuance of common stock..........................     970,356
                                                                   -----------
      Net cash provided by financing activities...................   8,021,062
                                                                   -----------
Net Increase in Cash..............................................   4,744,741
Cash, March 26, 1999..............................................         --
                                                                   -----------
Cash, September 30, 1999.......................................... $ 4,744,741
                                                                   ===========
Cash paid for income taxes........................................ $       --
                                                                   ===========
Cash paid for interest............................................ $       --
                                                                   ===========
Supplemental disclosure of noncash investing and financing
 activities:
  The Company acquired its subsidiary (Zap International, Inc.)
   for 2,640,000 shares of common stock........................... $     2,640
                                                                   ===========
  Assumption of liabilities in connection with recapitalization... $(2,570,000)
                                                                   ===========

         The accompanying notes are an integral part of this statement.

                    eCommercial.com, Inc. and SubsidiaryInc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               September 30, 1999

Note A--The Company and Summary of Significant Accounting Policies

   eCommercial.com, Inc., a Nevada corporation ("eCommercial.com" or the "Company"), is engaged in the business of producing electronic "eCommercials(TM)" in the form of highly compressed multimedia files that combine audio, video, graphics, hypertext links and chat with integrated reporting. eCommercials are delivered to targeted customers of companies marketing via the Internet.

   The Company was founded on March 26, 1999 and incorporated as eCommercial.com, Inc., a California corporation, on April 9, 1999.

   On April 16, 1999, the Company acquired all of the outstanding common stock of Zap International, ("Zap"), in exchange for 2,640,000 shares of Common Stock. The transaction was recorded using the purchase method of accounting (see Note E). Pro forma disclosures are not meaningful as Zap did not have significant operations.

   On April 19, 1999, Wireless Netcom, Inc. (a Nevada corporation) acquired all of the outstanding shares of the Company. For accounting purposes, the acquisition is treated as a recapitalization with the Company as the acquirer (a reverse acquisition). Pro forma information is not presented since the transaction is not a business combination (see Note E).

1. Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

2. Revenue Recognition

   The Company's revenues are derived from the production and delivery of eCommercials as a part of comprehensive direct-response advertising campaigns developed for each of its customers. eCommercials are delivered to targeted email subscribers through email subscriber programs utilizing the Company's unique personalization technology. The Company's eCommercial production services include theme development, eCommercial design and layout, video production, special effects, link recommendations, hyperlink page design and creation, reporting and sales cycle consultation. The Company also has developed email subscriber programs to promote subscriber registration and to sponsor advertising coordination. The Company also offers demographic and list development as part of its direct marketing programs. Revenue for all of the Company's services is recognized when the services are rendered or eCommercials delivered.

   Customers are generally billed in advance of production and delivery of eCommercials. Accordingly, customer deposits include the customer prepayments less the portion of service that has been completed.

3. Product Development

   Costs incurred in the development of new products and enhancements to existing products are charged to expense as incurred.

4. Depreciation and Amortization

   Property and equipment, including leasehold improvements, are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally two to five years. Goodwill, patents,
                      eCommercial.com Inc. and Subsidiary
and trademarks are included in intangible assets and carried at cost less accumulated amortization, which is being provided on a straight-line basis over the economic lives of the respective assets, generally seven years. The Company periodically evaluates the recoverability of its long-lived assets based on expected undiscounted cash flows and recognizes impairments, if any, based on expected discounted future cash flows.

5. Income Taxes

   Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

   At September 30, 1999, the Company has a deferred tax asset of approximately $342,000 resulting from net operating loss for the period March 26, 1999 through September 30, 1999. The Company has provided for a valuation allowance of $342,000 at September 30, 1999. The Provision for Income taxes on the accompanying Consolidated Statement of Operations represents the minimum California franchise tax.

6. Stock-Based Compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

7. Basic and Diluted Net Income (Loss) Per Share

   Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income
(loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon conversion of convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Common equivalent shares for the period from inception (March 26,
1999) to September 30, 1999 were excluded from the computation as their effect was anti-dilutive (see Note H).

8. Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

9. Cash and Cash Equivalents

   All highly liquid instruments with an original maturity of three months or less are considered cash equivalents, those with original maturities greater than three months and current maturities less than twelve months from the balance sheet date are considered short-term investments, and those with maturities greater than twelve months from the balance sheet date are considered long-term investments.

                      eCommercial.com Inc. and Subsidiary

9. Cash and Cash Equivalents--continued

   As of September 30, 1999, the Company had a Certificate of Deposit account that was pledged to collateralize an irrevocable letter of credit related to the lease for the Company's headquarters. The letter of credit amount will decrease by 50% in December 2000 and expire in December 2001. The pledged cash is carried as a long-term asset on the accompanying consolidated balance sheet.

10. Concentration of Credit Risk

   Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and accounts receivable. Substantially all of the Company's cash and cash equivalents are held in one financial institution. As of September 30, 1999, the carrying amount of cash in bank was $4,978,631, and the bank balance was $5,239,321, of which $100,000 was FDIC insured. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers and will maintain reserves for potential credit losses as the need arises.

11. Comprehensive Income

   In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, "Reporting Comprehensive Income," which has been adopted by the Company. SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. As none of these components have impacted the Company, adjustments for comprehensive income have not been made to the accompanying consolidated financial statements.

12. Segments

   In June 1997, the FASB issued SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company believes that it does not operate in more then one segment.

13. Fair Value of Financial Instruments

    The fair value of financial instruments approximates their carrying amounts.

14. Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and in July 1999 issued Financial Accounting Standard No. 137,"Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133" (SFAS 137). SFAS 137 delayed the effective date for SFAS 133 to fiscal years beginning after June 15, 2000. The Company does not believe that this statement will have a material effect on its financial position or results of operations.

                      eCommercial.com Inc. and Subsidiary

Note B--Realization of Assets

   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company incurred a net loss of $2,284,546 for the period ended September 30, 1999 and had no significant revenues. The future of the Company is dependent upon its ability to generate sufficient cash flows from revenues to cover operating costs. Until such time, however, the Company expects to seek financing through a combination of private placements and/or public offerings. There is no assurance, however, that such plans will be completed or, if completed, will generate sufficient funds to enable the Company to meet its obligations as they come due. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

Note C--Fixed Assets

   Fixed assets, at cost, consist of the following, at September 30, 1999:

     Computer equipment............................................... $668,361
     Office equipment.................................................   10,723
     Furniture and fixtures...........................................  118,246
     Software.........................................................   21,451
                                                                       --------
                                                                        818,781
     Less accumulated depreciation....................................  (58,463)
                                                                       --------
                                                                        760,318
     Construction in progress.........................................  176,018
                                                                       --------
                                                                       $936,336
                                                                       ========

Note D--Intangible Assets

   Intangible assets consist of the following, at September 30, 1999:

     Patents and trademarks........................................... $ 44,226
     Goodwill.........................................................  750,000
                                                                       --------
                                                                        794,226
     Less accumulated amortization....................................  (49,429)
                                                                       --------
                                                                       $744,797
                                                                       ========

Note E--Commitments and Contingencies

1. Operating Leases

   In June 1999, the Company entered into a non-cancelable five-year operating lease for its primary facilities in Aliso Viejo, California. The Company currently occupies temporary facilities which are leased for minimum monthly rental payments of $6,713 per month through November 1999. When the permanent office space is occupied, rent expense will increase to $29,642 per month through May 2002 and $30,878 per month through the remaining term of the lease, which expires in November 2004. The lease contains a five-year renewal option from the date of expiration.

   In addition to the lease mentioned above, the Company entered into a lease for additional temporary facilities in August 1999. The lease, as extended, calls for minimum monthly rental payments of $3,675 per
                      eCommercial.com Inc. and Subsidiary
month until December 15, 1999, at which time the Company expects to be occupying the primary facilities described above.

   In September 1999, the Company entered into a non-cancelable five-year sublease for a satellite office in Cupertino, California. The lease calls for minimum monthly rental payments ranging from $10,091 per month at the start of the lease and gradually increasing to $13,358 per month by the end of the lease. The sublessor is a company related to two significant stockholders, one of whom is an officer and director of the Company. The sublease terms are identical to the terms of the sublessor's lease with the landlord, and are favorable to the terms the Company would have been able to acquire on its own.

   The minimum lease payments for operating leases for the years ending September 30 are as follows:

     Year ending September 30,
         2000....................................................... $  459,896
         2001.......................................................    506,972
         2002.......................................................    518,305
         2003.......................................................    529,629
         2004.......................................................    519,668
         Thereafter.................................................     61,755
                                                                     ----------
                                                                     $2,596,225
                                                                     ==========

   Rent expense for the period from inception (March 26, 1999) to September 30, 1999 amounted to $43,148.

2. Legal Proceedings

   From time to time the Company is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights and other intellectual property rights. Except as described below, the Company is not currently aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company's consolidated financial position or results of operations.

   The Company has been named as a defendant in an action seeking damages, (the "Voxel Claim") in connection with an Asset Purchase Agreement, dated as of November 25, 1998, pursuant to which Wireless Netcom, Inc. had proposed to acquire the assets of Voxel, Inc. The Company has accrued $1.8 million in estimated damages as a portion of the liabilities assumed during the recapitalization (see Note J).

Note F--Acquisition

1. Acquisition of Zap International, Inc.

   On April 16, 1999, the Company completed the acquisition of all outstanding shares of Zap International, Inc. ("Zap"), for 2,640,000 shares of Common Stock. Zap was a software company which had developed technology that enabled generation of highly compressed multimedia files that combine audio, video, graphics and hypertext links, and form the foundation of eCommercials. The acquisition was accounted for as a purchase. Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. Zap is now a wholly owned subsidiary of the Company.

                      eCommercial.com Inc. and Subsidiary

   The total purchase price of the acquisition was $2,640, which is 2,640,000 shares at a value of $.001. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Goodwill has resulted from the excess costs over fair value of net assets acquired.

     Goodwill........................................................ $ 750,000
     Tangible assets acquired........................................     1,000
     Liabilities assumed.............................................  (748,360)
                                                                      ---------
                                                                      $   2,640
                                                                      =========

   Goodwill is being amortized on a straight-line basis over seven years. Amortization expense of goodwill was $49,107 for the period from inception (March 26, 1999) to September 30, 1999.

2. Recapitalization

   On April 19, 1999, Wireless Netcom, Inc. (a Nevada corporation) acquired all of the outstanding common stock of the Company. For accounting purposes, the acquisition is treated as a recapitalization with the Company as the acquirer (a reverse acquisition). Pro forma information is not presented since the transaction is not a business combination. The founding stockholders of eCommercial.com., Inc. exchanged their common stock for 6,640,000 shares of common stock (approximately 76% of the outstanding common stock) of Wireless Netcom, Inc. In connection with the recapitalization, Wireless Netcom, Inc. changed its name to eCommercial.com, Inc., and the Company assumed liabilities of $2,570,000.

   At the time of the recapitalization described above, Wireless Netcom had 178,502 common stock warrants outstanding. The exercise price of the warrants was $0.10 per share, and they generally expire on May 15, 2000.

Note G--Strategic Alliances

   In July 1999, the Company entered into a strategic alliance with Lockheed Martin ("Lockheed"), whereby, Lockheed and the Company will work together to serve mutual customers. Lockheed was issued 30,000 shares of common stock as part of the agreement, for which the Company recognized a non-cash charge of $240,000.

Note H--Stockholders' Equity

1. Series B Convertible Preferred Stock

   As of September 30, 1999, the Company had issued 1,085,573 shares of Series B Preferred Stock for $8 per share in a private placement which closed in November 1999 (see Note J). Net proceeds were $7,760,492.

   Dividends are payable to holders of Series B Preferred Stock when and if declared by the Company and will be non-cumulative. No dividends (other than those payable solely in Common Stock) will be declared or paid with respect to shares of Common Stock until dividends in the aggregate amount of at least $0.90 per share have been paid or declared on the Series B Preferred.

   Holders of shares of Series B Preferred are entitled to vote on all matters submitted to a vote of the stockholders. Each share of Series B Preferred entitles the holder to the number of votes equal to the number of shares of Common Stock into which the Series B Preferred is convertible as of the record date established for the vote of the stockholders.

                      eCommercial.com Inc. and Subsidiary

   Each share of Series B Preferred may be converted into one share of common stock at any time upon the stockholder's election. The shares of Series B Preferred will be automatically converted into shares of common stock upon (i) the effective date of a firm commitment, underwritten public offering of common stock pursuant to an effective registration statement under the Securities Act, other than a registration relating solely to a transaction under Rule 145 of the Securities Act or to any employee benefit plan of the Company, generating aggregate proceeds to the Company of not less than $15,000,000 (after deducting underwriters' discounts and all expenses relating to the offering) and with a per share offering price (prior to underwriters' discounts and expenses) of not less than $15.00 per share, as such per share price may be adjusted to reflect stock subdivisions, combinations or dividends with respect to such shares, or
(ii) the date specified by affirmative vote or written consent or agreement of the holders of not less than two-thirds (2/3) of the then outstanding shares of Series B Preferred.

   In the event of liquidation, the holders of the Series B Preferred shall be entitled to receive, prior to and in preference to any distributions to the holders of common stock, $8.00 per share of Series B Preferred plus any accrued but unpaid dividends if and when declared by the Board of Directors.

   In connection with the private placement of Series B Preferred stock, warrants to purchase 341,251 shares of common stock at $8 per share were granted to investors and the placement agent. These warrants expire in August 2001.

   If the Company fails to file a registration statement with the SEC by November 30, 1999, the holders of the Series B preferred shares and related warrants will be entitled to receive an additional number of preferred shares and warrants equal to 5% of the shares and warrants purchased in the offering.

2. Common Stock

   Upon initial incorporation, the Company issued 4,000,000 shares of common stock with a par value of $0.001 to its founders at par. It subsequently issued 475,118 shares in a private placement. Net proceeds from both transactions were $946,999.

   During the period from inception (March 26, 1999) to September 30, 1999, a total of 233,613 shares of common stock were issued upon warrant exercises. Total proceeds amounted to $23,357.

   During the period from inception (March 26, 1999) to September 30, 1999, a total of 69,859 shares were issued as compensation for services. The Company recorded compensation expense in the amount of $294,068. Such amounts are inclusive of the shares issued to Lockheed (see Note G).

3. Warrants

   At the time of its acquisition of Zap, warrants to purchase 5,200 shares of common stock at $5 per share were granted to a former Zap creditor. These warrants expire in April 2004. In connection with the issuance of the warrants, the Company recognized an expense of $1,508, which was the fair value of the warrants at the time of issuance.

   In connection with the private placement of common stock, warrants to purchase 183,500 shares were granted at exercise prices ranging from $0.10 per share and $0.50 per share, and expire in May 2000.

   Warrants to purchase 15,000 shares of common stock at $11.25 per share have been granted to a customer. They expire in May 2001. In connection with the issuance of the warrants, the Company recognized an expense of $25,950, which was the fair value of the warrants at the time of issuance.

                      eCommercial.com Inc. and Subsidiary

   As of September 30, 1999, a total of 476,340 warrants are outstanding, with exercise prices ranging from $0.10 to $11.25 and expiring at various times through April 2004.

4. Options

   In April 1999, the Company adopted the 1999 Stock Option Plan (the "Plan"). The Plan reserves 2,400,000 shares of common stock for grants to employees.

   Pursuant to the consummation of the reverse merger of Wireless Netcom, the Company assumed and discontinued the Wireless Netcom 1997 Stock Option Plan (the "Wireless Plan"). There were no outstanding options under the Wireless Plan.

   Under the Plan, incentive stock options may be granted to employees, directors, and officers of the Company and non-qualified stock options and stock purchase rights may be granted to consultants, employees, directors, and officers of the Company. Options granted under the Plan are for periods not to exceed ten years and must be issued at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value of the stock on the date of grant, as determined by the Board of Directors. Options granted to shareholders who own greater than 10% of the outstanding stock are for periods not to exceed five years and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant, as determined by the Board of Directors. Options granted under the Stock Plan generally vest 33% after the first year of service and ratably each quarter over the remaining twenty-four month period.

   The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost on the fair market value at the grant dates for awards under the stock option plan, consistent with the method prescribed by SFAS No. 123, net income and income per share would have been changed to the pro forma amounts indicated below:

                                                                 Period ended
                                                              September 30, 1999
                                                              ------------------
     Net loss--As reported...................................    $(2,284,546)
       Pro forma.............................................     (2,434,063)
     Basic and diluted loss per share--As reported...........          (0.26)
       Pro forma.............................................          (0.28)

   The fair value of the Company's stock options was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for the period ended September 30, 1999: dividend yield of 0.0%, expected volatility of 50%, risk free interest rate of 6.5%, and an expected holding period from 1 to 3 years. The following table summarizes activity under the Company's stock option plan for the year ended September 30, 1999:

                                                                       Weighted
                                                                       Average
                                                                       Exercise
                                                             Shares     Price
                                                            ---------  --------
     Outstanding at inception (March 26, 1999)............        --      --
     Granted..............................................  2,131,500   $3.08
       Exercised..........................................        --      --
       Forfeited/expired..................................    (61,000)   1.11
                                                            ---------   -----
     Outstanding at September 30, 1999....................  2,070,500    3.13
                                                            =========   =====
     Weighted average fair value of options granted during
      1999................................................  $    1.03
                                                            =========

                      eCommercial.com Inc. and Subsidiary

                               September 30, 1999

                                      Stock Options          Stock Options
                                       Outstanding            Exercisable
                                  -----------------------  -------------------
                                   Weighted     Weighted             Weighted
                                    Average     Average              Average
      Range of                    Contractual   Exercise             Exercise
   Exercise Prices     Shares        Life        Price     Shares     Price
   ---------------    ---------   -----------   --------   -------   --------
   $1.00 to $4.00     1,503,000       5.0        $1.20     359,666    $1.33
   $7.00 to $10.00      567,500       5.6         8.26      31,000     8.65
                      ---------                            -------
                      2,070,500       5.1        $3.08     390,666    $1.91
                      =========                            =======

   Through September 30, 1999, the Company recorded compensation expense in the amount of $167,923 related to certain stock options and warrants. Approximately $594,000 remains to be amortized over the remaining vesting periods of the options.

Note I--Employment Contracts

   The Company has employment agreements and arrangements with certain executive officers. The agreements generally continue until terminated by the executive or the Company, and provide for severance payments under certain circumstances. As of September 30, 1999, if all of the employees under these contracts were to be terminated by the Company, the Company's liability would be approximately $1.3 million.

Note J--Subsequent Events

   In November 1999, the Company completed the private placement of Series B Convertible Preferred Stock. Subsequent to September 30, 1999, the Company issued 177,500 shares and 293,840 warrants for net proceeds of $1,402,981, including $1,000,000 received from Onex, as described below. The total offering netted $9,163,473 after expenses.

   In October 1999, the Company entered into a strategic investment agreement with @ONEX LLC, ("Onex"). Under the terms of the agreement, Onex made a $1,000,000 investment into the private placement of Series B Convertible Preferred Stock, and has the option to invest another $1,000,000 under the same terms. The option expires on March 31, 2000. Further, Onex received warrants to purchase 250,000 shares of common stock at the price of $7 per share.

   Effective October 1, 1999, the Company implemented a 401(k) Profit Sharing Plan (the "Plan") for its full-time employees. Each participant in the Plan may elect to contribute from 1% to 17% of his or her annual compensation to the Plan. The Company does not yet make matching contributions. However, at its option, the Company may match employee contributions at a rate of 25%, up to 6% of the Employee's salary. Employee contributions are fully vested, whereas vesting in matching Company contributions occurs at a rate of 33.3% per year of employment.

   In connection with the Voxel, Inc. claim on October 27, 1999, the court ruled in favor of the plaintiffs and awarded them $1.8 million in damages. The Company intends to appeal the decision.

ITEM 15: EXHIBITS

 Exhibit
   No                                     Title
 -------                                  -----
  3.1    Articles of Incorporation of the Registrant (Filed as Exhibit 3.1 to
         Registration Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

  3.2*   Amended and Restated Bylaws of the Registrant

  4.1    Investor Rights Agreements (Filed as Exhibit 4.1 to Registration
         Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

  4.2*   Form of Registrant's Specimen Common Stock Certificate

  4.3*   Form of Registrant's Series B Preferred Stock Certificate

  4.4    Form of Common Stock Warrants (Filed as Exhibit 4.4 to Registration
         Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

  4.5    Certificate of Designation--Series B Preferred (Filed as Exhibit 4.5 to
         Registration Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

 10.1    Stock Purchase Agreement, dated as of April 16, 1999 between the
         Company and Shareholders of Zap International (Filed as Exhibit 10.1 to
         Registration Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

 10.2    Merger Agreement, dated as of April 19, 1999, between Wireless Netcom,
         Inc. and the shareholders of eCommercial.com, Inc. (Filed as Exhibit
         10.2 to Registration Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

 10.3    Employment Agreement--Thomas Blakeley (Filed as Exhibit 10.3 to
         Registration Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

 10.4    Employment Agreement--Mark Grundy (Filed as Exhibit 10.4 to
         Registration Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

 10.5    Employment Agreement--Eric A. McAfee (Filed as Exhibit 10.5 to
         Registration Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

 10.6    Form of Change in Control Executive Retention Agreement (Filed as
         Exhibit 10.6 to Registration Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

 10.7    Registrant's 1999 Stock Option Plan (Filed as Exhibit 10.7 to
         Registration Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

 10.8    Agreement between Registrant and Eric McAfee regarding Voxel (Filed as
         Exhibit 10.8 to Registration Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

 10.9 Form of Indemnification Agreement between Registrant and each of its directors (Filed as Exhibit 10.9 to Registration Statement on Form S-1,
         File No. 333-91819 and incorporated herein by reference)

 10.10   Lease Agreement--Aliso Viejo, CA (Filed as Exhibit 10.10 to
         Registration Statement on Form S-1, File No. 333-91819 and incorporated herein by reference)

 10.11*  Sublease Agreement--Cupertino, CA

 10.12   Strategic Relationship Agreement between Registrant and ONEX Ventures
         LLC. (Filed as Exhibit 10.12 to Registration Statement on Form S-1,
         File No. 333-91819 and incorporated herein by reference)

 10.13   Strategic Relationship Agreement between Registrant and Lockheed Martin
         Corporation (Filed as Exhibit 10.13 to Registration Statement on Form
         S-1, File No. 333-91819 and incorporated herein by reference)

 24.1    Power of Attorney (included on signature page)

 27.1    Financial Data Schedule

--------
*  to be filed by Amendment

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas J. Blakeley, Mark Grundy, and Michael R. Friedl and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Section 12 of the Securities Exchange Act of 1934, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   IN WITNESS WHEREOF, each of the undersigned has exercised this power of attorney as of the date indicated.

   In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

             Signature                           Title                   Date
             ---------                           -----                   ----

     /s/ Thomas J. Blakeley          Chairman of the Board         December 1, 1999
____________________________________  Chief Executive Officer
         Thomas J. Blakeley           President (Principal
                                      Executive Officer)

        /s/ Mark Grundy              Chief Operating Officer       December 1, 1999
____________________________________  Executive Vice President
            Mark Grundy               Director

       /s/ Eric A. McAfee            Executive Vice President      December 1, 1999
____________________________________  Secretary, Director
           Eric A. McAfee

     /s/ Michael R. Friedl           Chief Financial Officer       December 1, 1999
____________________________________  Treasurer (Principal
         Michael R. Friedl            Finance and Accounting
                                      Officer)

        /s/ John Troiano             Director                      December 1, 1999
____________________________________
            John Troiano